FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

Contact: Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

(011) 972-2-589-2840

George Barrett

President and CEO

Teva North America

FOR IMMEDIATE RELEASE (215) 591-3030

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

(011) 972-3-926-7554

TEVA AND LUNDBECK ANNOUNCE THAT AZILECT (RASAGILINE) FOR PARKINSON'S DISEASE IS NOW AVAILABLE

IN THE UNITED KINGDOM

Additional Launches in Europe To Follow

Jerusalem, Israel and Copenhagen, Denmark, June 27, 2005 - Teva Pharmaceutical Industries Ltd. (Teva) (NASDAQ: TEVA) and H. Lundbeck A/S (Lundbeck) (CSE: LUN) announced today that Azilect®, a once-daily treatment for Parkinson`s disease (PD) both as monotherapy in patients with early PD and as an adjunct treatment in moderate to advanced disease, is now available in the United Kingdom. This represents the first launch of Azilect® in a member nation of the European Union following the issuance of a Marketing Authorisation by the European Commission earlier this year. The Marketing Authorisation is valid throughout the European Union and additional launches are planned for the remainder of this year and for 2006. The next launch is expected to take place in Germany within a few weeks time.

Israel Makov, President and CEO of Teva commented: "We are very excited to announce the first European launch of Azilect®. It is extremely fulfilling to successfully develop and launch a new therapy that addresses important unmet needs for PD patients and improve their quality of life".  Mr. Makov added, "Today`s launch is an important step in the fruitful collaboration with our commercial partner, Lundbeck, and will be the second product to emerge from Teva's close relationship with the world renowned academic research institutes in Israel."

"Azilect® is an effective, simple and well tolerated drug for the treatment of both early and late-stage Parkinson`s disease", says Ole Chrintz, Lundbeck's Executive Vice President in charge of sales and marketing in Europe. He continues: "The launch of Azilect® is Lundbeck`s third launch of a new, innovative drug in Europe within a period of only three years, representing an important contribution to the company`s portfolio and long-term strategy of becoming one of the world`s leading companies in the field of psychiatry and neurology."

About Azilect®

Azilect® is a novel, potent, second-generation selective irreversible monoamine oxidase type B (MAO-B) inhibitor that blocks the breakdown of dopamine, a substance in the brain needed to facilitate movement.

The development of Azilect® is part of a long-term alliance for co-development in Parkinson's disease and European marketing between Lundbeck and Teva. In the three major European markets, the United Kingdom, Germany and France Teva and Lundbeck will co-promote Azilect®.

Azilect was developed by Teva based on research originating from the Technion, Israel Institute of Technology".

About Parkinson`s disease

Parkinson`s disease is a chronic, progressive, neurodegenerative disorder. The exact cause of Parkinson`s disease is unknown, and is believed to be multifactorial, involving genes, environmental factors and aging.

Symptoms include tremors, slowness of movement, stiffness, gait and posture problems. As the disease progresses, symptoms worsen, and the patient will most likely experience motor complications. Ultimately, the disease impairs the patient's ability to function.

The disease afflicts both sexes equally, and it is estimated that close to 4 million people worldwide suffer from Parkinson`s disease. The disease typically appears at a late age, affecting about 1% of the population over the age of 65. It is estimated that more than one million people in the EU suffer from Parkinson`s disease. In 2004, global sales of drugs to treat Parkinson`s disease totalled USD 2.5 billion. Europe accounted for approximately 40% of this revenue.

About Teva:

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.  Close to 90% of Teva`s sales are in North America and Europe. Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

About Lundbeck

H. Lundbeck A/S is an international pharmaceutical company engaged in research and development, production, marketing and sales of drugs for the treatment of psychiatric and neurological disorders.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products (so called "authorized generics") or successfully extend the exclusivity period of their branded products, the effects of competition on Copaxone® sales, Teva's ability to rapidly integrate the operations of acquired businesses, including its acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, including that relating to Neurontin, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: June 27, 2005